PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Initiates Risk–Benefit Analysis Study for NKO™ in the Treatment of Dyslipidemia

Laval, Quebec, Canada, January 8th, 2007, Neptune Technologies & Bioressources Inc., (TSX.V: NTB), «Neptune» is pleased to announce the initiation of a population-based risk–benefit analysis study for Neptune Krill Oil (NKO™) in the management of dyslipidemia.

The study will be conducted by a team of renowned researchers affiliated with McGill University and University of Montreal, and is expected to demonstrate that NKO™ is safe and effective with a low risk-benefit ratio that facilitates risk management for the population of patients with dyslipidemia. The study will be based on the population perspective examining societal benefits as well as individual patient benefits for treatment with NKO™ over long periods of time.

“Risk – benefit analyses are essential for risk management of treatments for chronic conditions. In today’s healthcare environment risk management plays an ever increasing role and is now the pivotal point for government approval for the treatment of diseases that require long-term care as well as for the pharmaceutical industry decision makers” stated Dr. Tina Sampalis M.D., Ph.D., Vice-President of R&D and Business Development of Neptune. “Consequently, treatments that have reduced risk while maintaining therapeutic effectiveness over many years of use are preferred to those with higher risk for serious and even non–serious adverse events.”

 “Through the sale of NKO™ over the past 4 years, more than 125 million individual softgels have been ingested by NKO™ consumers and no serious adverse events have been reported” said Mr. Donald Allard, Vice-President, Sales & Marketing of Neptune. “In our research NKO™ was shown to decrease LDL and increase HDL both significantly with no side effects reported. These results would suggest a favorable outcome from the risk-benefit study we are now conducting.”

With respect to dyslipidemia it is well established that low levels of High Density Lipoprotein cholesterol (HDL) or good cholesterol is a significant risk factor for cardiovascular disease that carries equal or more weight with that of increased Low Density Lipoprotein cholesterol (LDL) or bad cholesterol. Therefore, treatments that reduce LDL and increase HDL are much more effective in preventing cardiovascular disease when compared to those that only reduce LDL.

“Unfortunately recently developed products that achieve both HDL increase and LDL reduction have been associated with a significant risk for serious side effects and hence are not appropriate for use by humans due to safety concerns. The risk-benefit ratio for these treatments is too high to support their approval and use in the long-term care. We have repeatedly demonstrated the safety of NKO™ for chronic use and we are confident that these analyses will further validate our findings” added Dr. Sampalis.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Investor Relations:

Corporate Contact:

Grant Howard / David Gordon

André Godin

The Howard Group Inc.

VP Administration & Finance

Toll Free: 1-888-221-0915

Toll Free: 1-888-664-0166

Info@howardgroupinc.com

a.godin@neptunebiotech.com

www.howardgroupinc.com

www.neptunebiotech.com

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